

InterOil

InterOil Corporation
Level 1, 60-92 Cook Street
P.O.Box 6567
Cairns, Qld 4870
Australia
Phone: +61 7 4046 4605
Fax: +61 7 4031 4565
Email: collin.visaggio@interoil.com

October 19, 2007

Attn: Mr. Karl Hiller/ Mark Maher
Division of Corporation Finance/Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: InterOil Corporation
       Form 40-F for Fiscal Year Ended December 31, 2006
       Filed March 30, 2007
       Response Letter Dated October 3, 2007
       File No. 1-32179

Dear Mr.Hiller:

InterOil Corporation (the **"Company"**) submits the following responses in relation to the comment letter that was dated October 17, 2007, in regards to comments from the staff of the Securities and Exchange Commission (the **"Staff"**) relating to the Company's Form 40-F for the fiscal year ended December 31, 2006 (**"Form 40-F"**). In this letter, the Company has reproduced your comments in bold, italics typeface, and has made its responses in normal typeface.

Form 40-F for Fiscal Year Ended December 31, 2006

General

1. ***Please submit your letters of correspondence with us dated May 7, 2007, July 30, 2007, and October 3, 2007 on EDGAR at your earliest convenience.***

The Company will file the material provided on May 7, 2007, July 30, 2007, and October 3, 2007 on EDGAR taking into account information that it believes is appropriately covered by FOIA Rule 83.

Financial Statements

Note 2 – Significant Accounting Policies, page 11

(a) Basis of preparation - Restatement of Consolidated financial statements

2. ***We have read the revisions you have proposed in your October 3, 2007 response material and have the following observations. Please further modify your explanations and other disclosures throughout the filing to address each of these points.***

(a) We note that you refer to the restated accounting policy for the indirect participation interests in the drilling program as an "alternate" model or treatment. As this implies you are choosing among other acceptable methods, please replace all such references with terminology that more precisely indicates the relationship between your prior and restated policies (e.g. "appropriate" model or treatment).

The Company has replaced "alternate" with "revised" model or treatment throughout the filing documents. InterOil is not implying that it is choosing among other acceptable methods but rather there is judgment which is required on the application of what is a complicated agreement.

(b) Please deemphasize the description of your prior accounting in your Management's Report and elsewhere outside of the Restatement section of Note 2. You may refer readers to the financial statements for more details of the differences between your prior and restated accounting methodologies.

The Company has deemphasized prior accounting in the Management's Report by removing some sentences and rewording others. Where applicable the rewording has referenced all other notes in the financials describing the change to Note 2(a) of the revised financial statements. InterOil has reworded a paragraph in the Management Report which reflects the original treatment to ensure that the reader is fully informed on the revised treatment as follows :-.

"Management's original model, reflected in the superseded consolidated financial statements, considered there was sufficient evidence within the terms of the agreement to support the view that the conveyance of a mineral interest had occurred and should be accounted for in accordance was SFAS 19. Management applied judgment to the facts presented and concluded that sufficient risks and benefits of ownership had passed to the IPI investors. The equity conversion option was considered incidental and designed to recoup some of the initial investment if all 8 wells in the program were dry and abandoned.

Management has adopted a revised model which treats the equity conversion option feature present in the IPI agreement as an impediment to conveyance accounting under SFAS 19. Based on the revised treatment, the non-financial liability will be maintained at the previously determined undiscounted value ($105,000,000 less transaction costs borne by the investors) until the conveyance is deemed to have occurred. The conveyance will take place if the share conversion option is forfeited which occurs when the investors decide to convert their indirect participation interest in the program into a direct interest in the Production Development Licence ('PDL') for a successful well or by other means as specified in the agreement. This is based on the view that the investors have the option to convert their IPI interest into InterOil's shares at any point in time from the date of the agreement until the equity conversion option is forfeited. ".

(c) Modify all disclosures similar to that in the second paragraph on page 2 of your Management's Report and the first paragraph on page 12 of this Note, to clarify that it was your view or belief that the conversion option would "...only be exercised if all the wells were dry and abandoned," if true, rather than present this as a contractual fact. Similarly, any discussion of transaction costs which you apply against the non-financial liability, indicating these are "borne by the investors," does not seem to be supported by the IPI agreement. We understand these are costs you have incurred, not the investors. Tell us how the amendment which you refer to on page 2 of your Management's Report serves to make these costs "part of the overall drilling program," and submit the amendment.

InterOil has clarified the above noted statements by adding the words "Management's earlier view was that ...." to the beginning of these statements.

The agreement terms relating to the transaction costs were included within the IPI Agreement by way of Amendment 1 to the Amended and Restated IPI Agreement dated December 31, 2005. This amendment clarifies that the funds from the IPI account can be used to fund any expenses "incurred in connection with the structuring of the IPI Agreement, soliciting investors, ... ". The amendment has been made to Section 14.5 of the original IPI Agreement dated February 25, 2005.

A copy of the amendment has been attached as Appendix – 2 to this letter.

(d) You discuss the change in accounting for the conversion feature in the third paragraph on page 2 and the first paragraph on page 3 of your Management's Report, and in the second paragraph on page 12 of this Note, indicating that your change is being made to address concerns of the SEC staff. You also state in the preceding paragraph that you had used "an appropriate valuation model" for the conversion option, prior to the restatement.

The reason we believe you are correcting the accounting for the conversion option is that your prior valuation was not appropriate, and because you are unable to prepare a reliable estimate of fair value, which would take into account all of the various scenarios in which the values of both the drilling program interests and common shares could change, which would be necessary to arrive at fair value.

Accordingly, please replace all disclosures suggesting you are restating to alleviate concerns of the SEC with a meaningful explanation of the basis for the restated approach. As we understand that you are in agreement with the revisions being presented, this should be clear throughout the filing.

On a related point, any discussion indicating that you are precluded from bifurcating the derivative under U.S. GAAP should be modified to clarify that you have opted to utilize the scope exception in SFAS 133.

InterOil has made the required wording changes in the filing documents as follows:

"This revised residual basis methodology has been adopted due to difficulties in reliably estimating the fair value of the equity component (taking into account all the scenarios in which the values of both the drilling program interests and common shares could change) and appropriately applying the relative fair value approach."

"Under U.S. GAAP, the Company has opted to utilize the scope exception under SFAS 133 Para 10(f) for 'derivatives that serve as impediments to sales accounting'."

(e) Please add a tabular presentation under this Note, reconciling the as previously reported to the restated amounts for each line item in your financial statements, where material corrections are being made, for each period presented. We expect this would include separate reconciling items for each principal element impacting the various accounts, with footnotes showing correlation with your textual disclosure, where you include details of how your prior accounting compares to the restated accounting. If you opt to show a single adjustment in the table for each line item, ensure that the textual disclosure associated with each corresponding footnote reference appearing in the table specifies the dollar amount of each element summing to the total adjustment depicted.

InterOil has opted to show a single adjustment in the table for each line item and has ensured that the textual disclosure specifies the dollar amount of each element summing to the total adjustment depicted.

Format of the tabular presentation made is given below:

Restatement to Consolidated Balance Sheets

| | December 31, 2006 | | | December 31, 2005 | | | |
	Restated Balance $	Original Balance $	Adjustments $	Restated Balance $	Original Balance $	Adjustments $	Reference
Non-current assets							
Oil and gas properties (note 11)	54,524,347	37,449,734	17,074,613	·19,738,927	16,399,492	3,339,435	(i), (ii)
Current and Non-current liabilities							
Indirect participation interest (note 18)	96,861,259	49,288,602	47,572,657	96,861,259	65,258,869	31,602,390	(i), (iii), (iv)
Indirect participation interest - PNGDV (note 18)	1,921,167	1,743,533	177,634	9,685,830	9,685,830	-	(vi)
Shareholders' Equity							
Conversion options (note 18)	20,000,000	25,475,368	(5,475,368)	20,000,000	25,475,368	(5,475,368)	(iii)
Accumulated deficit (Refer 'Restatement to Consolidated Statement of Operations' below)	(179,476,945)	(154,276,635)	(25,200,310)	(133,678,142)	(110,890,555)	(22,787,587)	

Restatement to Consolidated Statement of Operations

| | December 31, 2006 | | | December 31, 2005 | | | |
	Restated Balance $	Original Balance $	Adjustments $	Restated Balance $	Original Balance $	Adjustments $	Reference
Expenses							
Exploration costs, excluding exploration impairment (note 11)	6,176,866	1,657,671	4,519,195	11,009,434	-	11,009,434	(ii)
Exploration impairment (note 11)	1,647,185	416,923	1,230,262	19,570,073	2,144,429	17,425,644	(ii)
Accretion expense (note 18)	-	3,741,254	(3,741,254)	-	5,647,491	(5,647,491)	(iv)
Loss on amendment of indirect participation interest - PNGDV (note 18)	1,851,421	1,446,901	404,520	-	-	-	(vi)
Total restated expenses	9,675,472	7,262,749	2,412,723	30,579,507	7,791,920	22,787,587	
Net loss	45,798,803	43,386,080	2,412,723	62,069,998	39,282,411	22,787,587	

(f) When describing your restated accounting for expenditures of the drilling program in the second to last paragraph on page 12, please contrast this with your prior methodology in which expenses were offset directly against the non-financial liability account and not reported in the Statements of Operations at all.

InterOil has made the required wording changes in the filing documents:

"Under the earlier model, all costs relating to the eight well exploration program (covered by the IPI Agreement) was directly offset against the IPI liability and not capitalized to 'Oil and gas properties' or expensed in InterOil's Statement of income. This was based on Management's view that the conveyance had occurred from day one of the Agreement and these exploration costs were being expended on behalf of the IPI Investors, reducing the IPI liability in the process."

(g) Your discussion about the conveyance accounting that would be applied, appearing in the first paragraph of page 4 in your Management's Report, and in the second paragraph on page 13

under this Note, requires further clarification. Presently you state that under conveyance, "...accounting will be applied as if conveyance occurred on day one...[with recovery of] all costs relating to G&G and exploration impairment, earlier taken to consolidated statement of income...." You also state that certain amounts capitalized "...will be offset against the non-financial liability when the conveyance is triggered."

We do not believe the policy is appropriately characterized as a hypothetical application, or one that is intended to recover costs previously expensed. We had understood you would be applying conveyance accounting when an investor looses the option to receive shares instead of an interest in the drilling program. And we had expected the policy would clarify that a drilling program interest was being sold at that point in time, whereas the accounting would entail both a determination of proceeds associated with the interest conveyed, and your cost of that interest represented in the property account on the balance sheet.

The proceeds should be determined as that portion of the initial funding which would no longer be convertible into shares as a result of the conveyance, using the $37.50 per share conversion price; the non-financial liability should be relieved by this amount when and if conveyance occurs. The cost of the interest conveyed would be determined by applying the percentage interest secured by the investor, no longer subject to the possibility of relinquishment, to the costs capitalized for the initial drilling program (provided this results in an apportionment based on the relative fair values of the ownership interests); the property account would be reduced by this figure to reflect the sale of the drilling program interest.

The handling of the difference between proceeds and capitalized costs applicable to the interest conveyed depends on whether you have at that point established proven reserves and whether you have assessed the property individually for impairment, following the guidance in paragraphs 47(h) and 47(j) of SFAS 19.

After having established reserves, or before doing so if you have assessed the property individually for impairment, the property account would be relieved for the cost, and any difference would be recognized as gain or loss in your statement of operations. If you have not established reserves and have not assessed the property individually for impairment, any gain that would otherwise result would need to be recorded against the property account, and only recognized in the statement of operations to the extent that it exceeds amounts capitalized.

InterOil agrees with SEC Staff comments and has revised the disclosures in relation to conveyance accounting to include the following:

"When conveyance is triggered on election by the investors to participate in a PDL or when the investor forfeits the conversion option, conveyance accounting will be applied. This would entail determination of proceeds for the interests conveyed and the cost of that interest as represented in the 'Oil and gas properties' in the balance sheet. The difference between proceeds on conveyance and capitalized costs to the interests conveyed will be recognized as gain or loss in the Statement of operations following the guidance in paragraphs 47(h) and 47(j) of SFAS 19."

(h) Please obtain and submit the draft audit opinion, including explanatory language addressing the corrections, with your next reply. Please also submit the changes you intend to make to your disclosures about internal controls over financial reporting and conclusions about effectiveness.

InterOil will forward the audit opinion from PwC separately to the SEC Staff.

In relation to disclosures about management's evaluation of disclosure controls and procedures and the internal control over financial reporting (as such terms are defined in Rule 13a-15(e), 15d-15(e) and 13a-15(f), 15d-15(f), respectively), ,InterOil has completed a preliminary evaluation of the matters addressed in the SEC comment letter process and adjustments included in the Restated Financial Statements and has concluded that the disclosure controls and procedures and the internal control over financial reporting were effective as of December 31, 2006.

InterOil is considering making a disclosure similar to the below just following management's assessment of internal control over financial reporting as disclosed in Form 40f.

"Management's Consideration of the Restatement

As disclosed in Note 2, "Restatement of the 2006 Consolidated Financial Statements", to our consolidated financial statements included in this Annual Report on Form 40F, we restated our previously issued 2006 financial statements to correct for a misstatement in our accounting for the IPI Agreement and certain other adjustments.

In coming to the conclusion that our disclosure controls and procedures and our internal control over financial reporting were effective as of December 31, 2006, management considered, among other things, the control deficiencies related to accounting for IPI and each of the other adjustments, which resulted in the need to restate and adjust our previously issued financial statements as disclosed in Note 2, "Restatement of the 2006 Consolidated Financial Statements," included in Exhibit 2 of this report. Management has concluded that the control deficiencies that resulted in the restatement of the previously issued financial statements did not constitute a material weakness as of December 31, 2006 because management determined that as of December 31, 2006 there were effective controls designed and in place to prevent or detect a material misstatement and therefore the likelihood of the affected accounts listed in Note 2 of the financial statements being materially misstated is not more than remote."

The IPI Agreement was a complex contract with no precedent that could be followed in terms of similar contracts entered into by other companies in the oil and gas industry. Management performed detailed research into the accounting for this contract and sought expert advice where required. The determination of when a conveyance occurs requires judgement, the application of which could lead to different accounting outcomes. InterOil believes that in making the determination they considered all the facts and terms of the agreement in an effective and appropriate manner.

Management has also reviewed the other adjustments made as part of the restatement and considered the impact of the related control deficiencies individually and in the aggregate with the deficiencies previously identified. Management concluded that none of these deficiencies constituted a material weakness as of December 31, 2006.

(i) Your summary of the IPI agreement in Appendix 1 indicates the investors had been assigned ownership in the eight exploration wells "...in exchange for funding 100% of the estimated project costs;" and have assigned you as an agent to manage and drill the wells and to pay projects costs on their behalf. We do not believe this characterization fairly represents the actual terms of the IPI agreement. Please revise all disclosures of this sort as necessary to state the terms of the arrangement from a factual standpoint, rather than expressing views of how individual aspects of the arrangement might be interpreted in isolation.

Appendix 1 has not been repeated as part of this response. All disclosures have been modified to state the terms of the arrangement from a factual standpoint.

InterOil final comments:

The SEC Staff are requested to review the changes made to the filing documents based on SEC staff comment letter and confirm that it is consistent with the SEC views on how the IPI agreement should be accounted and restatements disclosed.

Should the accounting treatment as summarised in this document be consistent with the SEC views then InterOil will file as soon as practical an amendment to its recently filed 2006 financials as per the attached Appendix 1.

If this response does not adequately represent the SEC's views, or if you have any further questions, please contact the undersigned at (61) 8 9330-2068 or (61) 4 1798-1604 and we will supply further detail as quickly as possible.

Kind regards,



Collin Visaggio
Chief Financial Officer